Exhibit 99.1

Globavend Announces New Controlling Shareholder and Changes in Board Composition and Management

New Controlling Shareholder with Majority Voting Power Drives Board and Leadership Transition

PERTH, Australia, April 29, 2026 – Globavend Holdings Limited (“Globavend” or the “Company”) (NASDAQ: GVH), an emerging e-commerce logistics provider, today announced a change in its controlling shareholder and senior management, marking a significant milestone in the Company’s strategic development.

Change in Controlling Shareholder

On April 29, 2026, Central Master Enterprises Limited (“Central Master”) completed the acquisition of 57,224 ordinary shares and 100 management shares of the Company, representing approximately 2.4% of the Company’s total issued and outstanding shares and 97.7% of the total voting power in the Company. Central Master is owned and controlled by Mr. Tsz Ngo Yu (“Mr. Yu”), the existing chief financial officer of the Company, and Mr. Kai Man Fung (“Mr. Fung”), a director of a wholly owned subsidiary of the Company.

In connection with the transaction, the Company also announced changes to its Board of Directors and executive leadership team.

Management and Board Changes

Effective April 29, 2026:

●	Mr. Fung will serve as a director and Chairman of the Board of the Company (the “Board”);

●	Mr. Wai Yiu Yau will step down as Chairman of the Board but will remain CEO of the Company;

●	Mr. Yu will serve as a director of the Company in addition to his current position as Chief Financial Officer; and

●	Mr. Kin Fung Tsui will serve as an independent director.

In addition, Mr. Fan Cheung will resign effective April 30, 2026. The Company wishes to express its gratitude for the contribution of Mr. Cheung during his tenure with the Company.

Strategic Direction

The Company intends to leverage the extensive professional knowledge in corporate finance of the new controlling shareholders, as well as their robust global business connections, in pursuing mergers and acquisitions and expansion into new business lines.

“Globavend has been well-positioned and successful in its e-commerce logistics business,” Kai Man Fung, the incoming Chairman of Globavend commented. “The new management team is looking forward to further transform and expand its business operations and explore new M&A initiatives. I am excited to lead Globavend and bring it into a new era.”

About Globavend Holdings Limited

Globavend Holdings Limited, an emerging e-commerce logistics provider, offers end-to-end logistics solutions in Hong Kong, Australia, and New Zealand. The Company primarily serves enterprise customers, including e-commerce merchants and operators of e-commerce platforms, facilitating business-to-consumer (B2C) transactions. As an e-commerce logistics provider, Globavend delivers integrated cross-border logistics services from Hong Kong to Australia and New Zealand. It provides customers with a comprehensive solution, encompassing pre-carriage parcel drop-off, parcel consolidation, air-freight forwarding, customs clearance, on-carriage parcel transportation, and final delivery.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements regarding the Company’s strategic direction. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with pursuing M&A initiatives and expansion into new lines of business, such as the Company’s ability to successful executed on that strategy and/or realize the anticipated benefits therefrom, the risks and uncertainties related to global economic or market conditions, changes in our operating plans or funding requirements, and the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended September 30, 2025, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For investor and media inquiries, please contact:
Globavend Holdings Limited
Kai Man Fung, Chairman
kennyfung@risemindtech.com

888.201.1623

https://globavend.com/